May 11, 2009

Lauren Nguyen/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:  WLMG Holding Inc.
                         Amendment No. 1 to Registration Statement on Form S-1
                         Filed April 28, 2009
                         File No. 333-158088

Dear Ms. Nguyen:

We represent WLMG Holding, Inc. (the “Company” or “WLMG”). We are in receipt of your letter dated May 11, 2009 regarding the above referenced filing and the following are our responses:

Agreements We Are Working On, page 15

1.
We note your response to prior comment 4 and have the following additional comment.  Please revise to provide more details as to the timeframe for the finalization of the licensing agreements.  Additionally, revise your risk factor section to disclose that you have not entered into any licensing agreements and that you cannot provide assurances as to whether you will be able to enter into such material agreements.

Answer:
This section has been revised to disclose that the Company expects to finalize at least one licensing agreement by the rest of the year.  The risk factor section has been revised to disclose that the Company has not entered into any licensing agreements and that it cannot provide assurances as to whether it will be able to enter into such material agreements.

Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/  Gregg E. Jaclin
GREGG E. JACLIN, ESQ.